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                             August 30, 2021

       Bill Weber
       Chief Executive Officer
       First Light Acquisition Group, Inc.
       11110 Sunset Hills Road #2278
       Reston, VA 20190

                                                        Re: First Light
Acquisition Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 24,
2021
                                                            File No. 333-259038

       Dear Mr. Weber:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please ensure that your disclosures on pages 90 and 207 are consistent with the scope of your provision in
Article XII of your amended and restated certificate of incorporation. In that regard, we note on
page 90 you state that the Court of Chancery and the federal district court for the
District of Delaware shall concurrently be the sole and exclusive forums for claims
arising under Securities Act. We also note that on page 207 you state that your exclusive
forum provision will not apply to suits brought to enforce any duty or liability created by
the Exchange Act or the Securities Act.
 Bill Weber
First Light Acquisition Group, Inc.
August 30, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameBill Weber                               Sincerely,
Comapany NameFirst Light Acquisition Group, Inc.
                                                           Division of
Corporation Finance
August 30, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName